Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, October 27th, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of September 30st 2009, and our management report for that period.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

11/2

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de setiembre del 2009. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Lima, 27 de octubre de 2009

Ferreyros

Reporta
Informe de gerencia


IVECO

Tercer trimestre Año 2009

Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA

La misión de Ferreyros es la provisión de soluciones que sus clientes requieren facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados en que actúan. Realiza por lo tanto la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de mantenimiento y reparación. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial del personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecua la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong y Atlas Copco, las cuales se encuentran orientadas a distintos sectores económicos.

RESULTADO DEL TRIMESTRE

En el 3T 2009 las ventas ascendieron a S/. 453 millones, ligeramente inferiores a S/. 471 millones del 3T 2008. La utilidad en ventas del 3T 2009 ascendió a S/. 98.6 en comparación con S/. 110.3 millones del mismo período del año anterior, lo que representa una disminución de 10.6%. En términos porcentuales, el margen bruto del 3T 2009 es menor al del 3T 2008 (21.8% en el 3T 2009; 23.4% en el 3T 2008). Esta disminución en el margen bruto se debe principalmente a la variación en el tipo de cambio. En el 3T 2009 hubo una apreciación del sol respecto al dólar de 4.24%, razón por la cual las ventas en dólares efectuadas en dicho período se registraron a tipos de cambios menores a los que se utilizaron para registrar en meses anteriores el costo de adquisición de los respectivos inventarios. Sin embargo, esta disminución en la utilidad bruta fue compensada con creces con la utilidad en cambio generada por el ajuste de las obligaciones en dólares, las cuales corresponden en su mayor parte a compras de inventario.

La utilidad neta del 3T 2009 ascendió a S/. 30.0 millones en comparación con S/. 31.3 millones del mismo período del año anterior, lo cual equivale a una disminución de 3.9%. El buen resultado del 3T 2009, se debe, a la participación de varios factores. Entre ellos, haber alcanzado un buen volumen de ventas del orden de los S/. 453 millones, una reducción en los gastos financieros frente a los del primer trimestre, gracias a una disminución de la deuda y a una utilidad en cambio de S/. 19.6 millones.

Debe notarse que, el inventario al cierre del 3T 2009 esta registrado a un tipo de cambio promedio de S/. 3.041, mientras que el tipo de cambio vigente al 30-09-09 es de S/. 2.885, existiendo, por lo tanto, la posibilidad que en los próximos meses algunos inventarios pudieran facturarse a un tipo de cambio menor al utilizado para registrar su costo de adquisición. El mayor tipo de cambio al que está registrado el inventario afectaría la utilidad bruta y la utilidad neta de meses futuros en S/. 25.5 millones y 16.5 millones, respectivamente.

Esta situación se debe a que, de acuerdo a lo establecido por las NIIF, los inventarios y la flota de alquiler que se transan en dólares en el mercado,

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

deben ser registrados en su equivalente en soles al tipo de cambio de la fecha de adquisición, mientras que los pasivos que los financian, también contraídos en dólares, deben ser ajustados utilizando el tipo de cambio vigente al cierre de cada período contable. Esto ocasiona una diferencia temporal entre la diferencia de cambio que se registra por ajustes en los pasivos y la mayor o menor utilidad bruta que se registra en el momento de la venta de las existencias.

GESTIÓN COMERCIAL

Tal como se mencionó anteriormente, las ventas del 3T 2009 ascendieron a S/. 453 millones, en comparación con S/. 471 millones del mismo período del año anterior, lo cual representa una disminución de 3.9%. (ver explicación de esta variación en la página 3, sección "Ventas netas").

Las ventas acumuladas de Ferreyros S.A.A. al cierre del 3T 2009 ascendieron a US$ 476 millones y las ventas consolidadas de Ferreyros S.A.A. y subsidiarias, aproximadamente, a US$ 570 millones

Entre las principales líneas de venta que destacaron en el período tenemos las de repuestos y servicios, que en el 3T 2009 ascendieron a S/. 214.6 millones, en comparación con las del 3T 2008, que ascendieron a S/. 181.4 millones, lo cual significa un incremento de 18.3%

Otra línea de venta que también destacó en el período fue alquiler de equipos, con un crecimiento de 34.3% en relación con el mismo período del año anterior.

En cuanto a la participación de las diferentes divisiones en las ventas, hay que mencionar que los productos de la línea *Caterpillar* representaron en el 2008 el 83% del total de las ventas de Ferreyros, y han alcanzado el 89% de las mismas durante los primeros 9 meses del año 2009, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotriz
8%
Agrícola
3%
Caterpillar
89%

En cuanto a la distribución de las ventas por sectores económicos, se debe resaltar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 50% y 22%, respectivamente, en el total de ventas del 3T 2009.

Ferreyros: Participación sectorial en las ventas - 3T 2009
(En porcentajes)


Comercio
3%
Transporte
3%
Industria
1%
Pesca
4%
Agricultura
1%
Hidrocarburo
2%
Construccion
22%
Gobierno
6%
Serv Equipos
4%
Otros
4%
Minería
50%

HECHOS DESTACADOS EN EL TRIMESTRE

Ferreyros abastecerá de la maquinaria de superficie requerida para la explotación del proyecto cuprífero Toromocho, a cargo de la minera Chinalco, por un monto estimado de US$ 115 millones. La flota está compuesta por 44 unidades, que incluyen 25 camiones mineros Caterpillar, de 100 y 400 toneladas cortas; cargadores, tractores y demás flota auxiliar, además de perforadoras

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

eléctricas Atlas Copco. Los equipos serán entregados a partir del primer trimestre del 2010 y a lo largo de los próximos tres años, concentrándose la mayor parte de la venta en el año 2012. Cabe señalar que esta operación marca la llegada al Perú de los primeros camiones Caterpillar de 400 toneladas cortas, los más grandes del mundo.

Con una inversión inicial de S/. 34 millones en infraestructura y equipamiento, en el mes de agosto inició operaciones el complejo de servicios logísticos Fargoline, compañía subsidiaria de Ferreyros, que ofrecerá en una misma instalación el almacenaje de mercancías en depósito temporal, aduanero y simple, para diversos sectores productivos. En un área de 65,000 m2, las instalaciones de Fargoline se encuentran en el kilómetro 10 de la Av. Néstor Gambetta, Callao. Como una parte de su portafolio de servicios, el complejo logístico asumirá las labores desarrolladas por Depósitos EFE, empresa de la Organización Ferreyros dedicada por más de 25 años a brindar servicios de depósito aduanero y simple.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al tercer trimestre del 2009 y 2008. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 3T 2009 ascendieron a S/. 453.1 millones, en comparación con S/. 471.4 millones del mismo período del año anterior, lo que equivale a una disminución de 3.9%, que se explica por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos (productos principales), tanto nuevos como usados, tuvieron una disminución de 20.5% con respecto a las del 3T 2008 (S/. 218.9 millones en el 3T 2009; S/. 275.4 millones en el 3T 2008), debido a lo siguiente:

- Disminución en la venta de equipos agrícolas de 41.5% (S/. 7.8 millones en el 3T 2009; S/. 13.3 millones en el 3T 2008), explicado por una caída significativa del mercado agroexportador.

- Disminución de 69.3% en las ventas de la línea automotriz (S/. 26.2 millones en el 3T 2009; S/. 85.3 millones en el 3T 2008), debido a la contracción del mercado automotriz, como consecuencia de la disminución en la demanda que enfrenta este sector, y del endurecimiento del crédito bancario, como consecuencia de la crisis financiera internacional.

Esta disminución fue compensada parcialmente por:

- Incremento de 4.1% en la venta de equipos *Caterpillar* (S/. 171.2 millones en el 3T 2009; S/. 164.5 millones en el 3T 2008), generado por mayores ventas a empresas del sector construcción.

- Incremento de 11.6% en las ventas de unidades usadas (S/. 13.8 millones en el 3T 2009; S/. 12.4 millones en el 3T 2008), debido a un aumento en la venta de unidades de la ex-flota de alquiler.

Las ventas de repuestos y servicios mostraron en el 3T 2009 un incremento de 18.3% en comparación con las del mismo período del año anterior (S/.

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

214.6 millones en el 3T 2009; S/.181.4 millones en el 3T 2008).

Ventas - Repuestos y Servicios
(en S/. millones)



593.4
599.1
718.2
539.4
615.6
2006
2007
2008
Ene-Set 2008
Ene-Set 2009

Por otra parte, los ingresos por alquiler de equipo pesado en el 3T 2009 fueron superiores en 34.3% a las del mismo período del año anterior (S/. 19.6 millones el 3T 2009; S/. 14.6 millones en el 3T 2008) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción, la mayoría de los cuales ha postergado la adquisición de una parte de su requerimiento de equipo nuevo.

UTILIDAD EN VENTAS

La utilidad en ventas del 3T 2009 ascendió a S/. 98.6 millones, en comparación con S/. 110.3 millones del mismo período del año anterior, es decir, una disminución de 10.6%, frente al 3.9% de disminución en las ventas. En términos porcentuales, el margen bruto del 3T 2009 es menor al del mismo período del año anterior (21.8% en el 3T 2009; 23.4% en el 3T 2008). La disminución en el margen bruto porcentual se debe a una disminución en el tipo de cambio, lo cual generó una reducción importante en la conversión de los precios de venta en dólares a nuevos soles, mientras que el costo de venta quedó registrado a un tipo de cambio mayor.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron a S/. 64.1 millones en el 3T 2009, en comparación con S/. 63.9 millones del mismo período del año anterior, es decir, se mantuvieron en un nivel similar. Esto debido, principalmente, a la contratación de personal técnico en el segundo semestre del 2008, el mismo que se ha mantenido en el 2009, para atender la demanda de servicios de mantenimiento y reparación del importante parque de máquinas y equipos vendidos años anteriores; y al aumento de los gastos de almacenaje debido al crecimiento del inventario de productos principales (ver la explicación de la variación de existencias en la página 6).

En el 3T 2009 los gastos de venta y administración representaron el 14.1% de las ventas netas frente a 13.5% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)

En el tercer trimestre del 2009 se registró en este rubro un egreso neto de S/. 2.2 millones en comparación con un ingreso neto de S/. 3.9 millones del mismo período del año anterior. En el tercer trimestre del 2009, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.3 millones por comisión de colocación de créditos; iii) un ingreso por S/. 1.7 millones por ventas de activos fijos operacionales; iv) un egreso por provisión de fluctuación de valores por S/. 1.4 millones; v) un egreso de S/. 6.5 por provisión por desvalorización de existencias y vi) otros ingresos netos por S/. 3.6 millones. En el tercer trimestre de 2008, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.5 millones por comisión de colocación de créditos; iii) un ingreso de S/. 0.4 millones por ventas de activos fijos operacionales; e iv) ingresos diversos por S/. 3.0 millones.

INGRESOS FINANCIEROS

Los ingresos financieros del tercer trimestre de 2009 ascendieron a S/. 4.3

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

millones en comparación con S/. 7.8 millones del mismo período del año anterior, lo que representa una disminución de 44.7%, que se explica, principalmente, por una reducción de los descuentos por pronto pago otorgados por un proveedor del exterior, debido a un cambio en la política de otorgamiento de los mismos: a partir de enero del 2009, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la Compañía, lo cual significa que la disminución en los ingresos financieros esta siendo compensado con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la Compañía no es significativa.

GASTOS FINANCIEROS
Los gastos financieros ascendieron a S/. 15.8 millones en el tercer trimestre de 2009 en comparación con S/.14.0 millones del mismo período del año anterior, debido, principalmente, a un aumento de S/. 185.1 millones en el pasivo promedio sujeto a pago de intereses (S/. 816.9 millones en el 3T 2009; S/. 631.8 millones en el 3T 2008). Dicho crecimiento se debe, básicamente, al aumento de las obligaciones para financiar los incrementos en cuentas por cobrar a corto plazo, inventarios y flota de alquiler. Sin embargo, el gasto financiero del 3T 2009 es menor en S/. 4.9 millones en comparación al 2T 2009. Como se ha explicado en reportes anteriores, a lo largo del 2008 y hasta febrero de este año, la compañía aumentó su volumen de compras de maquinaria y equipos para asegurar el abastecimiento al mercado local, frente a la gran demanda mundial que enfrentaron los fabricantes el año pasado y que ponían en riesgo la disponibilidad de stocks en el Perú. Es por ello que el pasivo promedio del 3T 2008, 4T 2008 y 1T 2009, fueron mayores a los registrados anteriormente con el consecuente mayor gasto financiero. Sin embargo, se aprecia una tendencia decreciente tanto de los pasivos como de los gastos financieros a partir del segundo semestre del 2009.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADA
En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 7.2 millones en el 3T 2009, en comparación con S/. 7.5 millones registrados en el mismo período del año anterior, una ligera disminución de 3.8%.

UTILIDAD (PÉRDIDA) EN CAMBIO
En el 3T 2009 las operaciones en moneda extranjera arrojaron una utilidad en cambio de S/. 19.6 millones en comparación con una pérdida en cambio de S/. 4.5 millones en el 3T 2008. La utilidad en cambio del 3T 2009 se explica por una apreciación del sol frente al dólar americano de 4.2%. La pérdida en cambio del 3T 2008 se debe a una devaluación del sol en relación al dólar americano de 0.6%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA
Las participaciones e impuesto a la renta al cierre del tercer trimestre de 2009 y de 2008 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA
La utilidad neta del tercer trimestre de 2009 ascendió a S/. 30.0 millones en comparación con una utilidad neta S/. 31.3 millones del mismo período del año anterior, lo que representa un ligera disminución de 3.9%. El resultado del 3T 2009, se debe a la participación de varios factores, entre ellos, haber alcanzado un buen volumen de ventas, una disminución de los gastos financieros frente a los del segundo trimestre, gracias a una reducción de la deuda, y adicionalmente, a una importante utilidad en cambio de S/. 19.6 millones mostrada en la partida diferencia en cambio. Si se compara

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

con el 3T 2008, la mayor utilidad del 3T del 2009 incluye un importante aumento en la utilidad en cambio.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 30 de septiembre de 2009 ascendió a S/. 205.9 millones frente a S/. 210.0 millones del mismo período del año anterior, lo cual representa una pequeña disminución de 2.0%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 30 de septiembre de 2009, el total de activos ascendió a S/. 1,542.1 millones en comparación con S/. 1,538.0 millones al 30 de septiembre de 2008, lo que representa un incremento neto de S/. 4.1 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Disminución neta de Existencias por S/. 37.3 millones debido a mayores compras efectuadas en el año 2008 para atender el crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Así, la empresa adelantó compras para poder contar con los inventarios que serían requeridos a lo largo del año, para satisfacer a sus clientes con entregas inmediatas.

   Es importante mencionar que las existencias han disminuido de S/. 820.6 millones al 31-12-08 a S/. 491.1 millones al 30-09-09 (-40.1%). Esta reducción debe continuar hasta alcanzar, al cierre del año, el nivel óptimo del inventario, el cual debe ser suficiente para atender 3 meses de venta.

b) Aumento neto del Activo Fijo por S/. 17.7 millones, que se explica, básicamente, por compras de equipos para la flota de alquiler y por la revaluación voluntaria de los terrenos de la Compañía.

c) Incremento de Inversiones en Valores por S/. 36.5 millones, debido, principalmente, a un aumento de S/. 13.7 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial y a un aumento de S/. 19.1 millones por aportes de capital a las subsidiarias Cresko y Depósitos Efe.

PASIVOS

Al 30 de septiembre de 2009, el total de pasivos ascendió a S/. 907.7 millones en comparación con S/. 992.3 millones al 30 de septiembre de 2008, lo que equivale a una disminución de S/. 84.6 millones (8.5%). En comparación con diciembre 2008, marzo 2009 y junio 2009 el pasivo ha disminuido S/. 424.2 millones, S/. 484.1 millones y S/. 175.0 millones, respectivamente.


Pasivos
(en US/. millones)
265
181
351
235
347
242
333
242
425
353
438
378
360
305
315
248
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09
Jun-09
Sep-09
Total Pasivo
Pasivo Financiero

La conformación de las obligaciones de la empresa al 30 de setiembre del 2009 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de setiembre de 2009 es de 1.70, superior al ratio corriente de 1.63 al 30 de setiembre de 2008.

El ratio de endeudamiento financiero al 30 de setiembre de 2009 es 1.06 en comparación con 1.29 al 30 de setiembre de 2008. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.


3.0
2.5
2.0
1.5
1.0
0.5
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09
Jun-09
Sep-09
RATIO ENDEUDAMIENTO TOTAL
RATIO CORRIENTE
RATIO ENDEUDAMIENTO FINANCIERO

El ratio de endeudamiento total al 30 de setiembre de 2009 es 1.44 en comparación con 1.83 al 30 de setiembre del 2008.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	3T 09	%	2T 09	%	3T 08	%	3T 09/ 2T 09 %	3T 09/ 3T 08 %	Acumulado al 30-09-09	%	Acumulado al 30-09-08	%	Var %
Ventas Netas	453,139	100.0	496,516	100.0	471,388	100.0	(8.7)	(3.9)	1,437,049	100.0	1,492,054	100.0	(3.7)
Costo de Ventas	(354,562)	(78.2)	(406,230)	(81.8)	(361,070)	(76.6)	(12.7)	(1.8)	(1,121,213)	(78.0)	(1,185,798)	(79.5)	(5.4)
Utilidad en ventas	**98,577**	**21.8**	**90,286**	**18.2**	**110,318**	**23.4**	**9.2**	**(10.6)**	**315,836**	**22.0**	**306,256**	**20.5**	**3.1**
Gastos de Venta y Administración	(64,106)	(14.1)	(62,604)	(12.6)	(63,851)	(13.5)	2.4	0.4	(192,895)	(13.4)	(178,613)	(12.0)	8.0
Otros Ingresos (Egresos), neto	(2,174)	(0.5)	(489)	(0.1)	3,870	0.8		(156.2)	747	0.1	7,642	0.5	(90.2)
Utilidad en operaciones	**32,297**	**7.1**	**27,193**	**5.6**	**50,336**	**10.7**	**18.8**	**(35.8)**	**123,688**	**8.6**	**135,285**	**9.1**	**(8.6)**
Ingresos Financieros	4,314	1.0	5,343	1.1	7,798	1.7	(19.3)	(44.7)	15,560	1.1	23,106	1.5	(32.7)
Utilidad (pérdida) en cambio	19,604	4.3	40,402	8.1	(4,460)	(0.9)	(51.5)		55,421	3.9	(10,930)	(0.7)	(607.1)
Gastos Financieros	(15,786)	(3.5)	(20,700)	(4.2)	(13,976)	(3.0)	(23.7)	13.0	(58,451)	(4.1)	(38,123)	(2.6)	53.3
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	7,195	1.6	7,146	1.4	7,476	1.6	0.7	(3.8)	18,089	1.3	17,839	1.2	1.4
Utilidad antes de Participaciones e Impuesto a la Renta	**47,624**	**10.5**	**59,383**	**12.0**	**47,175**	**10.0**	**(19.8)**	**0.9**	**154,306**	**10.7**	**127,177**	**8.5**	**21.3**
Participaciones	(3,732)	(0.8)	(4,842)	(1.0)	(3,574)	(0.8)	(22.9)	4.4	(12,369)	(0.9)	(9,603)	(0.6)	28.8
Utilidad antes de Impuesto a la Renta	**43,892**	**9.7**	**54,541**	**11.0**	**43,601**	**9.2**	**(19.6)**	**0.7**	**141,937**	**9.9**	**117,574**	**7.9**	**20.7**
Impuesto a la Renta	(13,850)	(3.1)	(16,467)	(3.3)	(12,327)	(2.6)	(15.9)	12.4	(43,650)	(3.0)	(33,129)	(2.2)	31.8
Utilidad neta	**30,042**	**6.6**	**38,075**	**7.7**	**31,274**	**6.6**	**(21.1)**	**(3.9)**	**98,287**	**6.8**	**84,445**	**5.7**	**16.4**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	30-Sep-09	30-Sep-08	Variación %
Caja y bancos	43,854	21,938	99.9
Cuentas por cobrar comerciales	323,073	341,903	-5.5
Cuentas por cobrar vinculadas	18,779	12,646	48.5
Otras cuentas por cobrar	6,123	10,590	-42.2
Inventarios	491,142	528,478	-7.1
Gastos pagados por anticipado	3,766	2,011	87.3
Activo Corriente	**886,737**	**917,567**	-3.4
Cuentas por cobrar comerciales a largo plazo	33,046	53,036	-37.7
Equipo de alquiler	276,621	543,796	-49.1
Otros activos fijos	369,670	39,744	830.1
	646,291	583,540	10.8
Depreciación acumulada	(246,870)	(201,818)	22.3
Inmueble, maquinaria y equipo, neto	399,421	381,722	4.6
Inversiones	196,389	159,853	22.9
Otros activos no corrientes	26,522	25,849	2.6
Activo no Corriente	**655,378**	**620,460**	5.6
Total Activo	**1,542,115**	**1,538,027**	0.3
Deuda de corto plazo	141,321	105,264	34.3
Otros pasivos corrientes	379,085	458,991	-17.4
Pasivo corriente	**520,406**	**564,255**	-7.8
Deuda de largo plazo	387,336	428,075	-9.5
Total Pasivo	**907,742**	**992,330**	-8.5
Ganancias diferidas	2,316	3,919	-40.9
Patrimonio	**632,057**	**541,777**	16.7
Total Pasivo y Patrimonio	**1,542,115**	**1,538,027**	0.3
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	48,594	33,818	
UAIDA	**205,930**	**210,048**	-2.0
Ratios Financieros			
Ratio corriente	1.70	1.63	
Ratio Endeudamiento Financiero	1.06	1.29	
Ratio Endeudamiento Total	1.44	1.83	
Valor contable por acción	1.49	1.43	

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente ... de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 3

FERREYROS S.A.A

Ventas netas por area de operaciones

(En miles de nuevos soles)

	3T 09	%	2T 09	%	3T 08	%	3T 09/ 2T 09 %	3T 09/ 3T 08 %	Acumulado al 30-09-2009	%	Acumulado al 30-09-2008	%	Var %
Caterpillar:													
Gran minería	22,775	5.0	126,242	25.4	11,516	2.4	-82.0	97.8	247,806	17.2	135,477	9.1	82.9
Otros	148,377	32.7	107,848	21.7	152,967	32.5	37.6	-3.0	361,614	25.2	498,207	33.4	-27.4
	171,151	37.8	234,091	47.1	164,482	34.9	-26.9	4.1	609,420	42.4	633,684	42.5	-3.8
Equipos agrícolas	7,774	1.7	9,088	1.8	13,301	2.8	-14.5	-41.5	37,900	2.6	38,841	2.6	-2.4
Automotriz	26,175	5.8	26,835	5.4	85,253	18.1	-2.5	-69.3	92,489	6.4	215,817	14.5	-57.1
Unidades usadas	13,822	3.1	9,135	1.8	12,389	2.6	51.3	11.6	28,577	2.0	34,595	2.3	-17.4
	218,922	**48.3**	**279,149**	**56.2**	**275,424**	**58.4**	**-21.6**	**-20.5**	**768,386**	**53.5**	**922,936**	**61.9**	**-16.7**
Repuestos y servicios	214,631	47.4	198,556	40.0	181,379	38.5	8.1	18.3	615,632	42.8	539,432	36.2	14.1
Alquileres	19,585	4.3	18,811	3.8	14,581	3.1	4.1	34.3	53,032	3.7	29,685	2.0	78.7
Total	**453,139**	**100.0**	**496,516**	**100.0**	**471,384**	**100.0**	**-8.7**	**-3.9**	**1,437,049**	**100.0**	**1,492,054**	**100.0**	**-3.7**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. **ANEXO 4**

Conformación del pasivo al 30 de setiembre del 2009

(En miles de US dólares)

	Total Pasivo	Pasivo corriente	Pasivo a largo plazo		Pasivo Financiero
			Parte corriente	Largo plazo	
Bancos	41,700	41,700	-	-	41,700
Inst. Financ. del exterior	9,801	-	1,976	7,826	9,801
Proveedores:					
Facturas por pagar Caterpillar	5,566	5,566			
Letras por pagar Caterpillar	23,488	23,488			23,488
Otros	11,603	11,603			
Bonos corporativos	88,125		17,500	70,625	88,125
Caterpillar Financial Services	85,316		29,509	55,807	85,316
Otros pasivos	49,043	49,043			
Total (US$)	**314,642**	**131,400**	**48,985**	**134,258**	**248,430**
Total (S/.)	**907,742**	**379,088**	**141,321**	**387,334**	**716,720**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

NOTAS A LOS ESTADOS FINANCIEROS

Al 30 de setiembre del 2009

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2008; sin embargo, con la finalidad de precisar éstos en algunos aspectos, describimos a continuación lo siguiente:

a) La política de la Compañía es efectuar una provisión para las cuentas por cobrar que, después de un estudio exhaustivo, se consideran de cobranza dudosa. Para el registro contable de la provisión para cobranza dudosa se utiliza una cuenta de valuación denominada “Provisión para cuentas de cobranza dudosa”.

   Los criterios básicos para dar de baja contra dicha cuenta de valuación los activos financieros deteriorados son los siguientes:

   Agotamiento de la gestión de cobranza, incluyendo ejecución de garantías

   Dificultades financieras del deudor que evidencien la imposibilidad de hacer efectiva la cobranza de la cuenta por cobrar.

b) Contratos de arrendamiento financiero: los contratos de arrendamiento de edificios, maquinarias y equipos y muebles y enseres se registran de acuerdo con el método financiero registrándose el monto del arrendamiento

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

como un activo y una obligación, el cual es igual al valor razonable de los bienes arrendados, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas máquina utilizadas y línea recta, según corresponda.

c) Las obligaciones financieras se reconocen inicialmente a su valor razonable, netos de los costo de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el período de vigencia del préstamos y/o de las obligaciones usando el método del interés efectivo. La pérdida o ganancia de un pasivo financiero a valor razonable con cambios en ganancias y pérdidas se reconoce en el resultado del período. En el caso de los pasivos financieros registrados al costo amortizado, las ganancias o pérdidas se reconocen en el resultado del período cuando el pasivo financiero se da de baja por haberse extinguido, mediante pago, cancelación o expiración, así como a través del proceso de amortización.

d) Moneda funcional y de presentación: las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) CUENTAS POR COBRAR COMERCIALES

Al 30 de setiembre este rubro comprende :

	30-09-09		31-12-08	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/. 000	S/. 000	S/. 000	S/. 000
Facturas y letras	362,189	37,072	357,641	56,385
Intereses diferidos	(9,951)	(4,025)	(12,143)	(6,494)
Provisión para cuentas de cobranza dudosa	(29,165)	-	(25,844)	-
Valor en libros	323,073	33,046	319,654	49,891

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La determinación del valor razonable comprende:

	30-09-09		31-12-08	
	Corriente	Largo Plazo	Corriente	Largo Plazo
	S/.000	S/.000	S/.000	S/.000
Letras por cobrar a valor nominal	113,964	37,071	85,534	56,385
Intereses descontados (a)	(9,951)	(4,025)	(12,143)	(6,494)
Letras por cobrar a valor presente	104,013	33,046	73,391	49,891
Facturas por cobrar por ventas al contado, con vencimiento entre 30 y 45 días	219,060		246,263	
Valor razonable	323,073	33,046	319,654	49,891

(a) Considerando la tasa de interés efectiva anual original.

El movimiento de la provisión para cuentas de cobranza dudosa fue el siguiente:

	30-09-09	30-09-08
	S/.000	S/.000
Saldo inicial	25,844	27,106
Adiciones al año	6,740	3,684
Aplicaciones por transferencia de cartera	0	(6,492)
Castigos	(958)	(1,327)
Diferencia en cambio	(2,461)	98
Saldo final	29,165	23,069

3) CUENTAS POR COBRAR DIVERSAS

Al 30 de setiembre este rubro comprende :

	30-09-09	31-12-08
	S/.000	S/.000
Cuentas por cobrar al personal	4,585	4,697
Inversiones Progreso	1,719	1,871
Comisiones por cobrar	427	1,106
Reclamos a Compañías de Seguros	296	1,102
Saldo a favor por pagos a cuenta del Impuesto a la renta	0	10,171
Saldo de crédito fiscal de Impuesto General a las Ventas	0	870
Otras cuentas por cobrar	1,390	1,805
	8,418	21,622
Provisión para cuentas de cobranza dudosa	(2,295)	(2,497)
Valor en libros	6,123	19,125

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La determinación del valor razonable comprende:

	30-09-09	31-12-08
	S/.000	S/.000
Cuentas por cobrar a corto plazo sin tasa de interés establecida :		
Cuentas por cobrar al personal	4,585	4,697
Comisiones por cobrar	427	1,106
Reclamos a compañías de seguros	296	1,102
Saldo a favor por pagos a cuenta del Impuesto a la renta	0	10,171
Saldo de crédito fiscal de Impuesto General a las Ventas	0	870
Otras cuentas por cobrar	815	1,179
	6,123	19,125
Intereses descontados (a)	(66)	(287)
Valor presente	6,057	18,838

(a) El efecto del descuento no es significativo, debido a que la recuperación de las cuentas se realiza en el transcurso del último trimestre del presente año.

El movimiento de la provisión para cuentas de cobranza dudosa fue el siguiente:

	30-09-09	30-09-08
	S/.000	S/.000
Saldo inicial	2,497	2,424
Diferencia en cambio	(202)	(56)
Saldo final	2,295	2,368

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 199

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

El saldo de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes :

	30-09-09	31-12-08
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	1,951	1,956
Cresko Sociedad Anónima	459	18
Dépositos Efe Sociedad Anónima	206	504
Orvisa Sociedad Anónima	139	1,802
Varias	87	163
	2,842	4,443
Diversas :		
Domingo Rodas Sociedad Anónima	7,927	5,487
Cresko Sociedad Anónima	4,003	1,587
Orvisa Sociedad Anónima	3,508	1,259
Dépositos Efe Sociedad Anónima	442	431
Megacaucho & Representaciones S.A.C.	44	1,078
Varias	13	411
	15,937	10,254
	18,779	**14,697**

	30-09-09	31-12-08
	S/.000	S/.000
Por pagar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	902	3,192
Orvisa Sociedad Anónima	394	818
Fiansa Sociedad Anónima	247	248
Megacaucho & Representaciones S.A.C.	146	286
Varias	14	76
	1,703	4,620
Diversas :		
Motorindustria Sociedad Anónima	866	941
Varias	-	852
	866	1,793
	2,568	**6,413**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EXISTENCIAS

Este rubro comprende:

	30-09-09 S/.000	31-12-08 S/.000
Máquinas, motores y automotores	333,173	447,327
Repuestos	115,452	128,640
Servicios de taller en proceso	37,775	37,550
Existencias por recibir	14,671	211,851
	501,071	825,368
Provisión para desvalorización de existencias	(9,929)	(4,726)
	491,142	820,642

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-09-09 S/.000	30-09-08 S/.000
Saldo inicial	4,726	10,917
Adiciones del período	7,449	2,181
Transferencias a activo fijo	(288)	(1,008)
Aplicaciones por ventas	(1,958)	(3,780)
Otras aplicaciones	-	(4,946)
Saldo final	9,929	3,364

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Revaluación S/.000	Transferencias de existencias S/.000	Transferencias a existencias usadas S/.000	Otras transferencias S/.000	Saldos finales S/.000
Costo -								
Terrenos	52,005		(11,450)	24,559				65,114
Edificios y otras construcciones	100,954	452	(87)				5,263	106,582
Instalaciones	4,483	322						4,805
Maquinaria y equipo	134,730	4,719	(3596)		6,493	(3080)		139,266
Maquinaria y equipo flota de alquiler	247,782	4,530			72,862	(48,553)		276,621
Unidades de transporte	4,414	135	(226)			(49)		4,274
Muebles y enseres	44,915	1,809	(13)			(10)		46,701
Trabajos en curso	4,505	4,297	(610)				(5,263)	2,929
	593,788	16,264	(15,982)	24,559	79,355	(51,692)	0	646,292
Depreciación acumulada -								
Edificios y otras construcciones	31,890	2,305	(36)					34,159
Instalaciones	3,424	178						3,602
Maquinaria y equipo	95,076	7,579	(2,898)			(135)		99,622
Maquinaria y equipo, flota de alquiler	44,770	35,102			2,641	(11,293)		71,220
Unidades de transporte	3,801	150	(226)			(7)		3,718
Muebles y enseres	30,569	2,606				(6)		33,169
	209,530	47,920	(3,160)	0	2,641	(11,441)	0	245,490
Provisión para desvalorización	1,425				288	(333)		1,380
Costo neto	382,833							399,422

Conciliación entre importe total de pagos del arrendamiento y su valor presente:

	30-09-09 S/.000	31-12-08 S/.000
Total de pagos del arrendamiento	28,277	31,057
Menos: interés descontado a la tasa de efectiva anual de 6.8%	4,223	4,663
Valor presente de pagos del arrendamiento	24,054	26,394

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Pagos mínimos de arrendamiento por pagar al 30-09-09 y el correspondiente valor presente:

Vencimientos	30-09-09 Pagos mínimos	30-09-09 Valor presente	31-12-08 Pagos mínimos	31-12-08 Valor presente
	S/.000	S/.000	S/.000	S/.000
Hasta un año	5,700	5,532	5,176	5,023
Entre dos y cinco años	22,577	18,522	24,846	20,624
Mas de cinco años	-	-	1,035	747
Totales	28,277	24,054	31,057	26,394

7) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	3,125	9,016	2,500	7,213	625	1,803
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	43,275	15,000	43,275		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	43,275			15,000	43,275
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	28,850			10,000	28,850
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	43,275			15,000	43,275
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	21,638			7,500	21,638
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	30,293			10,500	30,293
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	34,620			12,000	34,620
TOTALES			88,125	254,241	17,500	50,488	70,625	203,753

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/. 12.6 millones.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las redenciones de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, serie A, del primer programa	Enero del 2009	625	1,803
Cuarta emisión, serie B, del primer programa	Febrero del 2009	10,000	28,850
Tercera emisión, serie A, del primer programa	Abril del 2009	625	1,803
Tercera emisión, serie A, del primer programa	Julio del 2009	625	1,803
Totales		11,875	34,259

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2009					2008				
	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,220,591	115,294	68,389	41,425	1,445,698	1,170,046	238,158	41,410	45,014	1,494,627
Utilidad de operación	102,534	3,748	15,792	1,614	123,688	94,709	25,625	9,077	5,874	135,285
Principales activos: Cuentas por Cobrar	275,796	56,445	6,032	17,846	356,119	305,861	62,598	6,689	19,791	394,939
Existencias	387,560	79,803	5,966	17,813	491,142	431,912	72,438	7,274	16,854	528,478
Activos fijos	187,167	32,545	170,973	8,736	399,421	178,873	31,103	163,396	8,349	381,722

9) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2009 se aprobó el pago de dividendos en efectivo por S/. 20.8 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 51.6 y S/. 0.1 millones, respectivamente. La Junta aprobó la transferencia de S/. 8.0 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 424´816,167 acciones comunes de un valor nominal de S/. 1.0 cada una.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Resultados no realizados incluye excedente de revaluación por S/.17.8 millones correspondiente a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuadas por peritos independientes en los meses de febrero y mayo 2009, neto de su correspondiente impuesto a la renta y participaciones de los trabajadores diferidos. Los peritos independientes aplicaron el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones. Así mismo, resultados no realizados incluye en el período un débito por S/.2.6 millones por valorización de los contratos de permuta de tasas de interés, neto de su correspondiente impuesto a la renta y participaciones de los trabajadores diferidos.

Adicionalmente, resultados no realizados incluye un crédito por S/.1.6 millones por nuestra participación en ajuste patrimonial considerado por compañías asociadas.

10) CONTINGENCIAS Y COMPROMISOS

Al 30 de setiembre del 2009, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.1 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.25.6 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/.38.9 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó en un principio un recurso de Reclamación ante la Administración Tributaria. La Administración Tributaria consideró infundadas ciertas reclamaciones y prosiguió la cobranza por un total de S/. 32.3 incluidos intereses, al respecto la compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 0.7 millones, incluidos intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

e. En abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/.11.8 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

f. En Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de setiembre del 2009, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones y S/.1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de setiembre del 2009, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 19.6 millones y US $ 16.8 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 5.5 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

		Trimestres terminados el:		Períodos terminados el:	
		30-09-09	30-09-08	30-09-09	30-09-08
Utilidad neta	S/.	30,041,701	31,274,800	98,287,059	84,445,532
Promedio ponderado de acciones comunes en circulación		424,816,167	424,816,167	424,816,167	424,816,167
Utilidad básica por acción	S/.	0.071	0.074	0.231	0.199

La utilidad por acción común básica ha sido determinada de la siguiente manera:

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Períodos terminados el:	
	30-09-09	30-09-08	30-09-09	30-09-08
	S/.000	S/.000	S/.000	S/.000
Ventas netas	9,663	11,598	22,165	32,380
Utilidad en ventas	1,309	1,616	2,855	3,229

13) TRANSACCIONES CON VINCULADAS

Las transacciones del período con subsidiarias se resumen como sigue:

	30-09-09	30-09-08
	S/. 000	S/. 000
Venta de bienes :		
Unimaq Sociedad Anónima	14,994	14,031
Orvisa Sociedad Anónima	4,865	17,341
Cresko Sociedad Anónima	1,543	29
Otras	62	41
	21,464	31,442
Venta de servicios :		
Unimaq Sociedad Anónima	390	304
Orvisa Sociedad Anónima	306	192
Otras	5	442
	701	938
Total ventas de bienes y servicios	22,165	32,380

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-09-09	30-09-08
	S/. 000	S/. 000
Compras de bienes :		
Unimaq Sociedad Anónima	13,636	22,553
Megacaucho & Representaciones S.A.C.	3,321	1,266
Fiansa Sociedad Anónima	1,665	5,505
Orvisa Sociedad Anónima	1,304	845
Otras		52
	19,926	30,221
Compra de servicios :		
Depositos Efe Sociedad Anónima	1,334	227
Orvisa Sociedad Anónima	201	547
Unimaq Sociedad Anónima	124	343
Fiansa Sociedad Anónima	0	453
Otras	82	381
	1,741	1,951
Total compras de bienes y servicios	21,667	32,172

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de setiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-09-09	30-09-08
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	76,714	120,195
Transferencias de inmuebles, maquinarias y equipo a existencias	40,251	79,069

Ferreyros S.A.A.
VICTOR ... PALMA
Gerente ... Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1991

FERREYROS S.A.A

Balance General

Al 30 de Setiembre del año 2009 y 31 de Diciembre del año 2008

(En miles de nuevos soles)

Codigo		Notas	Al 30 de Setiembre 2009	Al 31 de Diciembre 2008
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		43,854	65,876
1D0114	Inversiones Financieras		**0**	**0**
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)	2	323,073	319,654
1D0104	Otras Cuentas por Cobrar a Partes Relacionadas (neto)	4	18,779	14,697
1D0105	Otras Cuentas por Cobrar (neto)	3	6,123	19,125
1D0106	Existencias (neto)	5	491,142	820,642
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Contratados por Anticipado		3,766	661
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		**886,737**	**1,240,655**
	Activo No Corriente			
1D0217	Inversiones Financieras		**196,389**	**179,271**
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		193,910	176,422
1D0218	Otras Inversiones Financieras		2,479	2,849
1D0201	Cuentas por Cobrar Comerciales	2	33,046	49,891
1D0202	Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)	6	399,421	382,833
1D0206	Activos Intangibles (neto)		5,045	4,751
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		21,477	20,533
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		**655,378**	**637,279**
1D020T	**TOTAL ACTIVO**		**1,542,115**	**1,877,934**

	Notas	Al 30 de Setiembre 2009	Al 31 de Diciembre 2008	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		1,046	348	1D0306
Obligaciones Financieras		261,626	579,430	1D0309
Cuentas por Pagar Comerciales		117,294	188,448	1D0302
Otras Cuentas por Pagar a Partes Relacionadas	4	2,568	6,413	1D0303
Impuesto a la Renta y Participaciones Corrientes		33,706	11,431	1D0311
Otras Cuentas por Pagar		104,166	81,623	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		**520,406**	**867,693**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		387,336	466,492	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		2,316	6,237	1D0403
Total Pasivo No Corriente		**389,652**	**472,729**	1D04ST
Total Pasivo		**910,058**	**1,340,422**	1D040T
Patrimonio Neto				
Capital	9	467,298	415,449	1D0701
Acciones de Inversión		0	0	1D0703
Capital Adicional		0	(113)	1D0702
Resultados no Realizados	9	26,667	9,970	1D0708
Reservas Legales	9	39,805	31,761	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados	9	98,287	80,445	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		**632,057**	**537,512**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**1,542,115**	**1,877,934**	1D070T

Ferreyros S.A.A.

VICTOR ASTETE PALMA

Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE

Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2009	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2008	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2009	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2008
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	13	456,602	472,537	1,445,698	1,494,625
2D0102	Otros Ingresos Operacionales		138	257	401	556
2D01ST	**Total de Ingresos Brutos**		**456,740**	**472,794**	**1,446,099**	**1,495,181**
2D0201	Costo de Ventas (Operacionales)	13	(358,163)	(362,476)	(1,130,263)	(1,188,925)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**(358,163)**	**(362,476)**	**(1,130,263)**	**(1,188,925)**
2D02ST	**Utilidad Bruta**		**98,577**	**110,318**	**315,836**	**306,256**
2D0302	Gastos de Ventas		(39,271)	(43,086)	(123,144)	(117,822)
2D0301	Gastos de Administración		(24,835)	(20,765)	(69,751)	(60,791)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		0	3,870	747	7,642
2D0404	Otros Gastos		(2,174)	0	0	0
2D03ST	**Utilidad Operativa**		**32,297**	**50,337**	**123,688**	**135,285**
2D0401	Ingresos Financieros		23,918	7,798	70,981	23,106
2D0402	Gastos Financieros		(15,786)	(18,436)	(58,451)	(49,053)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		7,195	7,476	18,089	17,839
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**47,624**	**47,175**	**154,307**	**127,177**
2D0501	Participación de los trabajadores		(3,732)	(3,574)	(12,370)	(9,603)
2D0502	Impuesto a la Renta		(13,850)	(12,327)	(43,650)	(33,129)
2D0503	**password**		**30,042**	**31,274**	**98,287**	**84,445**
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**30,042**	**31,274**	**98,287**	**84,445**
	Utilidad (Pérdida) por Acción					
2D0901	Utilidad (Pérdida) Básica por Acción Común		0.071	0.074	0.231	0.199
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Continuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contralo

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2009 al 30 de Setiembre de 2009	Del 1 de Enero de 2008 al 30 de Setiembre de 2008
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		1,700,501	1,645,758
3D0110	Honorarios y Comisiones		0	0
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		10,691	10,547
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		12,902	18,569
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(842,092)	(1,471,054)
3D0105	Remuneraciones y Beneficios Sociales		(148,721)	(148,690)
3D0106	Tributos		(89,966)	(61,945)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(4,404)	(10,604)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**638,911**	**(17,419)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	0
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		17,752	1,734
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		0	2,442
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		0	0
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras		(1,365)	(8,821)
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(7,437)	(14,744)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(4,297)	(4,309)
3D0207	Compra y desarrollo de Activos Intangibles		(967)	(1,810)
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**3,686**	**(25,508)**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		698	(661)
3D0308	Emisión y aceptación de Obligaciones Financieras		333,307	745,314
3D0301	Emisión de Acciones o Nuevos Aportes		0	0
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(915,677)	(629,809)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(62,186)	(37,893)
3D0305	Dividendos Pagados		(20,761)	(40,268)
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación**		**(664,619)**	**36,683**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**(22,022)**	**(6,244)**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		65,876	28,182
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**43,854**	**21,938**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contralor

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2009 al 30 de Setiembre de 2009	Del 1 de Enero de 2008 al 30 de Setiembre de 2008
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		98,287	84,445
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		6,740	3,684
3D0610	Desvalorización de Existencias		7,115	2,181
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		47,920	33,723
3D0614	Amortización de Activos Intangibles		677	95
3D0616	Amortización de Otros Activos		0	0
3D0604	Provisiones		39,170	33,776
3D0606	Pérdida en Venta de Inversiones Financieras		0	0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		58,452	38,123
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0608	Otros		0	0
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(4,904)	(644)
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(18,089)	(17,839)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		(4,044)	469
3D0711	Otros		(2,246)	(3,781)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		6,686	(112,911)
3D0802	(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		(4,082)	1,954
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		13,002	629
3D0804	(Aumento) Disminución en Existencias		320,101	(74,860)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Contratados por Anticipado		(3,105)	(1,221)
3D0818	(Aumento) Disminución de Otros Activos		(293)	(1,715)
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		120,271	83,287
3D0807	Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas		(3,845)	4,266
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		22,275	(9,862)
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(61,177)	(81,218)
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		**638,911**	**(17,419)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A

Estado de Cambios en el Patrimonio Neto

Por los periodos terminados al 30 de Setiembre del año 2009 y 2008

(En miles de nuevos soles)

Codigo de Cuenta		Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
4D0101	**Saldos al 1ero. de enero de 2008**	335,749	0	0	15,937	19,056	0	127,051	0	**497,793**
	Ganancia (Pérdida) por valor razonable de:									
4D0108	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**
4D0120	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
4D0121	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4D0122	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
4D0117	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
4D0123	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
4D0125	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
4D0111	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	84,445	0	**84,445**
4D0119	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**84,445**	**0**	**84,445**
4D0102	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
4D0103	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**
4D0104	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	**(40,290)**
4D0105	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
4D0110	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
4D0114	14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	**0**
4D0109	15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	**0**
4D0107	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
4D0124	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
4D0112	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,923)	12,705	0	(6,953)	0	**(171)**
4D01ST	**Saldos al 30 de Setiembre de 2008**	**415,557**	**0**	**0**	**10,014**	**31,761**	**0**	**84,445**	**0**	**541,777**
4D0201	**Saldos al 1ero. de enero de 2009**	415,449	0	(113)	9,970	31,761	0	80,445	0	**537,512**
	Ganancia (Pérdida) por valor razonable de:									
4D0208	1. - Inmuebles, Maquinaria y Equipo	0	0	0	17,818	0	0	0	0	**17,818**
4D0220	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
4D0221	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4D0222	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
4D0217	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**17,818**	**0**	**0**	**0**	**0**	**17,818**
4D0223	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
4D0225	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
4D0211	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	98,287	0	**98,287**
4D0219	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**17,818**	**0**	**0**	**98,287**	**0**	**116,105**
4D0202	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
4D0203	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**
4D0204	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,772)	0	**(20,772)**
4D0205	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
4D0210	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
4D0214	14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	**0**
4D0209	15. Capitalización de partidas patrimoniales	51,849	0	0	0	0	0	(51,629)	0	**220**
4D0207	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
4D0224	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
4D0212	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	113	(1,121)	8,044	0	(8,044)	0	**(1,008)**
4D02ST	**Saldos al 30 de Setiembre de 2009**	**467,298**	**0**	**0**	**26,667**	**39,805**	**0**	**98,287**	**0**	**632,057**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Setiembre	Al 31 de Diciembre
Total Activo **IGUAL a:**	1,542,115	1,877,934
- Total Pasivo+Patrimonio	1,542,115	1,877,934
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2009	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2008	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	1,445,698		1,494,625	
Otros Ingresos Operacionales	401		556	
Ingresos Financieros	70,981		23,106	
Otros Ingresos	747		7,642	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	(1,130,263)		(1,188,925)	
Otros Costos Operacionales	0		0	
Gastos de Administración	(69,751)		(60,791)	
Otros Gastos	0		0	
Gastos de Ventas	(123,144)		(117,822)	
Gastos Financieros	(58,451)		(49,053)	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	415,449	0	(113)	9,970	31,761	0	80,445	0
Saldos del Balance General del periodo anterior	415,449	0	(113)	9,970	31,761	0	80,445	0
Consistencia :==>								
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	467,298	0	0	26,667	39,805	0	98,287	0
Saldos del Balance General del periodo actual	467,298	0	0	26,667	39,805	0	98,287	0
Consistencia :==>								

	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2009	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2008
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	98,287	84,445
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	98,287	84,445
Consistencia :==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	65,876
El saldo de efectivo y equivalente de efectivo del Balance General comparativo	65,876
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	43,854
El saldo de efectivo y equivalente de efectivo del Balance General actual	43,854
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2009 al 30 de Setiembre de 2009	Del 1 de Enero de 2008 al 30 de Setiembre de 2008
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	98,287	84,445
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	98,287	84,445
Consistencia :==>		
	Del 1 de Enero de 2009 al 30 de Setiembre de 2009	Del 1 de Enero de 2008 al 30 de Setiembre de 2008
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	638,911	(17,419)
de Efectivo Provenientes de Actividades de Operación	638,911	(17,419)
Consistencia :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915